UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

Bart Mackay

6325 S. Jones Boulevard #500

Las Vegas, Nevada 89118

(801) 734-0263

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roen Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents shares directly owned by Roen Ventures LLC (“Roen Ventures”). Mai Dun Limited LLC (“Mai Dun”) and Mercia Holdings LLC (“Mercia”) each own a 50% interest in Roen Ventures. Mackay Ventures LLC (“Mackay Ventures”), which is solely owned by Bart Mackay, owns a 99% interest in each of Mai Dun and Mercia, and Mr. Mackay owns the remaining 1% in each of Mai Dun and Mercia. Mr. Mackay is deemed to have shared voting and investment power over the shares owned by each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mai Dun Limited LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,463,162
	8.	SHARED VOTING POWER 0 (1)
	9.	SOLE DISPOSITIVE POWER 5,463,162
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,463,162
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents Mai Dun’s 50% ownership interest in the shares held by Roen Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercia Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents Mercia’s 50% ownership interest in the shares held by Roen Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mackay Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 618,564
	8.	SHARED VOTING POWER 5,408,530 (1)
	9.	SOLE DISPOSITIVE POWER 618,564
	10.	SHARED DISPOSITIVE POWER 5,408,530
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,027,094
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents Mackay Ventures’ 99% ownership interest in Mai Dun and Mercia.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bart Mackay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 75,000
	8.	SHARED VOTING POWER 6,081,726 (1)
	9.	SOLE DISPOSITIVE POWER 75,000
	10.	SHARED DISPOSITIVE POWER 6,081,726
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,156,726
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares directly owned by Mai Dun and Mackay Ventures. Mackay Ventures, which is solely owned by Mr. Mackay, owns a 99% interest in each of Mai Dun and Mercia, and Mr. Mackay owns the remaining 1% in each of Mai Dun and Mercia. Mr. Mackay is deemed to have shared voting and investment power over the shares owned by each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons (as defined below) with the Securities and Exchange Commission (“SEC”) on November 30, 2012, as amended by each of Amendment No. 1 thereto filed with the SEC on February 21, 2013, Amendment No. 2 thereto filed with the SEC on July 28, 2014, Amendment No. 3 thereto filed with the SEC on August 25, 2015, and Amendment No. 4 thereto filed with the SEC on January 20, 2016 (collectively, the “Statement”). This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CV Sciences, Inc., formerly CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)   This Statement is filed on behalf of Roen Ventures LLC, a Nevada limited liability company (“Roen Ventures”), Mai Dun Limited LLC, a Nevada limited liability company (“Mai Dun”), Mercia Holdings LLC, a Nevada limited liability company (“Mercia”), Mackay Ventures LLC, a Utah limited liability company and formerly known as Mackay Ventures, Inc. (“Mackay Ventures”), and Bart Mackay, a natural person (“Mr. Mackay”). Roen Ventures, Mai Dun, Mercia, Mackay Ventures and Mr. Mackay are referred to collectively as the “Reporting Persons.”

(b)   The business address for each of Roen Ventures, Mai Dun, Mercia and Mr. Mackay is 6325 S. Jones Boulevard #500, Las Vegas, Nevada 89118. The business address for Mackay Ventures is 1193 S. 2100 E., Springville, Utah 84663.

(c)   The principal business of each of Roen Ventures, Mai Dun and Mercia consists of owning shares of the Issuer. In addition to owning shares of the Issuer, Mackay Ventures is engaged in the business of business, management, and strategic consulting, rendering services to various non-affiliated business and technology clients and also owns shares or ownership interest in various business ventures that are not affiliated with the Issuer. Mai Dun and Mercia are the only members of Roen Ventures, and Mackay Ventures (99%) and Mr. Mackay (1%) are the sole members of each of Mai Dun and Mercia. Mr. Mackay is a self-employed attorney and is the manager of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures, with sole authority to take action on behalf of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.

(d)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)   Each of Roen Ventures, Mai Dun and Mercia are formed in Nevada and Mackay Ventures is formed in Utah. Mr. Mackay is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended to add the following paragraphs:

On October 1, 2014, the Board of Directors of the Issuer approved an award of 25,000 shares of the Issuer’s Common Stock (the “2014 Stock Award”) to Mr. Mackay pursuant to a Stock Award Agreement under the Issuer’s Amended and Restated 2013 Equity Incentive Plan, dated October 1, 2014 (the “2014 Award Agreement”). The consideration for the 2014 Stock Award was Mr. Mackay’s service on the Board through the date of the 2014 Award Agreement. The 2014 Award Agreement states that the value of the services provided, and the amount of compensation related to the receipt of the 2014 Stock Award is $70,500 which is equal to the fair market value of the 2014 Stock Award.

On March 16, 2015, the Board of Directors of the Issuer approved an award of 25,000 shares of the Issuer’s Common Stock (the “2015 Stock Award”) to Mr. Mackay pursuant to a Stock Award Agreement under the Issuer’s Amended and Restated 2013 Equity Incentive Plan, dated March 16, 2015 (the “2015 Award Agreement”). The consideration for the 2015 Stock Award was Mr. Mackay’s service on the Board from November 26, 2013 through November 26, 2014. The 2015 Award Agreement states that the value of the services provided, and the amount of compensation related to the receipt of the 2015 Stock Award is $69,250 which is equal to the fair market value of the 2015 Stock Award.

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Based on the Court’s decision and pursuant to the Settlement Agreement, Roen Ventures effected the transfer of 1,600,000 shares of Common Stock to Far West on February 28, 2016.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is supplemented as follows:

Based on the Court’s decision and pursuant to the Settlement Agreement, Roen Ventures effected the transfer of 1,600,000 shares of Common Stock to Far West on February 28, 2016.

The securities of the Issuer were acquired for investment in the ordinary course of the Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)   The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 40,210,159 shares of Common Stock were outstanding as of December 30, 2015, based on 35,210,159 shares of Common Stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of Common Stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

(b)   The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c)   Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Common Stock during the past 60 days or since the filing of the Statement.

Item 5(e) of the Statement is hereby amended to add the following paragraphs:

On January 6, 2016, Roen Ventures ceased to be the beneficial owner of more than 5% of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended to add the following paragraph:

Pursuant to the terms of the operating agreement of Mackay Ventures, the manager of Mackay Ventures (which is Mr. Mackay) has the sole authority to act on behalf of Mackay Ventures with respect to the shares of Common Stock of the Issuer. Other than the foregoing and as set forth in Item 3 and Item 4 of this Statement, which are hereby incorporated by reference in this Item 6, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit 11	Joint Filing Agreement
Exhibit 12	Stock Award Agreement, dated as of October 1, 2014
Exhibit 13	Stock Award Agreement, dated as of March 16, 2015

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2016

MAI DUN LIMITED LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MERCIA HOLDINGS LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

ROEN VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MACKAY VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

/s/ Bart Mackay
Bart Mackay

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